F-STAR THERAPEUTICS, INC.

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

September 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Al Pavot and Terence O’Brien

RE:	F-star Therapeutics, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2021

File No. 001-37718

Dear Sir or Madam:

This letter is being submitted in response to the letter dated September 6, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 10-K for fiscal year ended December 31, 2021 (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 10-K for the year ended December 31, 2021

Evaluation of Disclosure Controls and Procedures, page 113

1.
Comment: Consistent with Item 307 of Regulation S-K, please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., December 31, 2021. Please note this comment also applies to your Forms 10-Q for the periods ending March 31, 2022, and June 30, 2022. We remind you that your amended filings should include updated certifications that are currently dated and refer to the respective amendments.

Response: We respectfully advise the Staff that we have revised the disclosure on page 113 of the Form 10-K to include the conclusion that our disclosure controls and procedures are effective as of December 31, 2021 in accordance with the requirements of Item 307 of Regulation S-K and have included updated certifications by filing an amendment to the Form 10-K.

In addition, we respectfully advise the Staff that we have filed amendments to our subsequent Quarterly Reports on Form 10-Q for the periods ended March 31, 2022 and June 30, 2022 to (i) revise the disclosure on page 36 of our Quarterly Report on Form 10-Q for the period ended March 31, 2022 to include the conclusion that our disclosure controls and procedures are effective as of March 31, 2022, and (ii) revise the disclosure on page 41 of our Quarterly Report on Form 10-Q for the period ended June 30, 2022 to include the conclusion that our disclosure controls and procedures are effective as of June 30, 2022, each in accordance with the requirements of Item 307 of Regulation S-K, and have included updated certifications to each of the aforementioned Quarterly Reports on Form 10-Q, respectively.

Please call Megan Gates or William Hicks of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Form 10-K or the aforementioned Quarterly Reports on Form 10-Q.

Very truly yours,

F-STAR THERAPEUTICS, INC.

/s/ Darlene Deptula-Hicks

Darlene Deptula-Hicks

Chief Financial Officer

cc:	Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. William C. Hicks, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.